Exhibit 99.1

Uxin Announces Strategic Partnership with State-Owned Enterprises in Jiangyin

Uxin Limited (“Uxin” or the “Company,” together with its subsidiaries, the “Group”) (Nasdaq: UXIN), a leading used car retailer in China, today announced a strategic partnership with Jiangyin Huigang Qihang Investment Partnership (“Huigang Qihang”) and Jiangyin Chan Fa Ke Chuang Investment Partnership (Limited Partnership) (“Chan Fa Ke Chuang”) to establish Uxin (Jiangyin) Intelligent Remanufacturing Co., Ltd. (the “Joint Venture”). Pursuant to the joint venture agreement, Uxin (Anhui) Industrial Investment Co., Ltd. (“Uxin Anhui”), a wholly owned subsidiary of the Company, will contribute RMB68.0 million, Huigang Qihang will contribute RMB16.0 million, and Chan Fa Ke Chuang will contribute RMB16.0 million, representing approximately 68%, 16%, and 16% of the Joint Venture’s total registered capital, respectively.

The Joint Venture will be established to support Uxin’s plan to establish a new used car superstore in Jiangyin. This initiative is an important collaboration between Uxin and state-owned enterprises in Jiangyin, aimed at promoting the development of the automotive aftermarket industry in Jiangsu Province and building a leading brand in China’s used car industry.

Mr. Jing Wenbing, Chief Strategy Officer of Uxin Limited, stated: “Jiangyin sits at the heart of the Yangtze River Delta, one of China’s most dynamic economic regions. Within a 100-kilometer radius, the area is home to over 30 million residents and more than 12 million vehicles, underscoring the substantial long-term opportunity in the automotive aftermarket. Through the deployment of our advanced reconditioning capabilities, integrated digital operating systems, and rigorous service standards, we plan to position the Jiangyin superstore as a regional hub for used vehicle distribution and services across the Yangtze River Delta. We believe this initiative will not only enhance the overall automotive consumption experience in the region, but also contribute to elevating industry standards by promoting greater transparency, brand development, and operational standardization.”

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

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